Exhibit 12.1

Statement Re:

Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years Ended December 31,

	1999	2000	2001	2002	2003

Earnings before provision for income taxes and equity in earnings of unconsolidated affiliate	$63,309	$65,971	$102,197	$71,668	$83,946

Interest expense	$1,331	$2,009	$1,493	$2,474	$6,300

Earnings available to cover Interest expense	$64,640	$67,980	$103,690	$74,142	$90,246